SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)*


                             Harmony Holdings, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    41322310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jill J. Theis, Esq.
                             iNTELEFILM Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (612) 925-8840
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box [ ].


-------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)



                               Page 1 of 11 Pages

---------------------------                         ----------------------------
CUSIP No.    41322310                 13D                Page 2 of 11 Pages
---------------------------                         ----------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            INTELEFILM CORPORATION
                            41-1663712
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            MINNESOTA
--------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

                                           4,139,562
                            ----------------------------------------------------
        NUMBER OF           8         SHARED VOTING POWER
          SHARES
       BENEFICIALLY                        0
         OWNED BY           ----------------------------------------------------
           EACH             9         SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                           4,139,562
           WITH             ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     4,139,562
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     55.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         iNTELEFILM Corporation, formerly known as Children's Broadcasting Corporation (the "Company"), hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, November
23, 1998, April 19, 1999, May 27, 1999, June 29, 1999 and March 23, 2000, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Items 2, 4 and 5 of the Schedule 13D are hereby amended and restated to read as follows:

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed by iNTELEFILM Corporation, a Minnesota corporation. The Company believes it is a leading source of services for the television commercial production industry, offering extensive production capability and the exclusive services of established industry talent. The Company's principal business and principal office is located at 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416.

         The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

         (a)      name;
         (b)      residence or business address;
         (c) present principal occupation or employment and, if other than the Company, the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         (d)      citizenship.

         During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future


                               Page 3 of 11 Pages
violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         On October 27, 2000, the Company filed Amendment No. 2 to its Registration Statement on Form S-4 relating to the proposed offer to acquire all of the Harmony common stock which it does not own, in exchange for shares of the Company's common stock. The Company proposes to offer one share of its common stock for every 13.75 shares of Harmony common stock. The ultimate purpose of the offer is to acquire 100% of Harmony's common stock. The offer will be made subject to the terms of the prospectus contained in the registration statement after the registration statement has been declared effective.

         The Company has added a minimum tender condition to its offer. The Company's obligation to exchange its common stock for Harmony common stock is now subject to the condition that stockholders of Harmony validly tender, and do not withdraw, a sufficient number of shares of Harmony common stock which, together with shares of Harmony common stock owned by the Company, constitute at least 90% of the outstanding shares of Harmony common stock upon the expiration of the offer. The Company intends to cause Harmony to be merged with the Company, or a wholly owned subsidiary of the Company, after completion of the offer, thereby eliminating Harmony's indebtedness to the Company. The merger would result in each share of Harmony common stock not exchanged or accepted for exchange in the offer being converted into the same number of shares of the Company that would have been issued to a Harmony stockholder pursuant to the offer.

         If stockholders of Harmony do not tender a sufficient number of shares of Harmony common stock to enable the Company to own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer, the Company plans to continue its investment in Harmony as a majority-owned subsidiary. As of September 30, 2000, Harmony was indebted to the Company to the extent of approximately $5.9 million. The Company is not obligated to continue funding Harmony's operating losses and does not intend to continue such funding if the offer is unsuccessful.


                               Page 4 of 11 Pages

         Successful completion of the offer and the merger would make Harmony common stock eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         THE REPORTING PERSON

         (a) As of October 27, 2000, the Company beneficially owned 4,139,562 shares of Harmony common stock, constituting approximately 55.1% of the outstanding Harmony common stock.
         (b) As of October 27, 2000, the Company had sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,139,562 shares of Harmony common stock.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         CHRISTOPHER T. DAHL

         (a) As of October 27, 2000, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 175,000 shares of Common Stock of Harmony, constituting approximately 2.3% of the outstanding Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 175,000 shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.


                               Page 5 of 11 Pages

         WILLIAM E. CAMERON

         (a) As of October 27, 2000, William E. Cameron, a director of the Company, beneficially owned 75,000 shares of Common Stock of Harmony, constituting approximately 1% of the outstanding Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Cameron had the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 75,000 shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         RICHARD W. PERKINS

         (a) As of October 27, 2000, Richard W. Perkins, a director of the Company, beneficially owned 75,000 shares of Common Stock of Harmony, constituting approximately 1% of the outstanding Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Perkins had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 75,000 shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         MICHAEL R. WIGLEY

         (a) As of October 27, 2000, Michael R. Wigley, a director of the Company, beneficially owned 0 shares of Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Wigley did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock of Harmony.
         (c)      Not applicable.


                               Page 6 of 11 Pages

         (d)      Not applicable.
         (e)      Not applicable.

        WILLIAM H. SPELL

         (a) As of October 27, 2000, William H. Spell, a director of the Company, beneficially owned 0 shares of Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Spell did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         JAMES G. GILBERTSON

         (a) As of October 27, 2000, James G. Gilbertson, the Chief Operating Officer of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Gilbertson had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         PATRICK KNISLEY

         (a) As of October 27, 2000, Patrick Knisley, a director of the Company, beneficially owned 0 shares of Common Stock of Harmony.


                               Page 7 of 11 Pages

         (b) As of October 27, 2000, Mr. Knisley did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

        JILL J. THEIS

         (a) As of October 27, 2000, Jill J. Theis, General Counsel and Secretary of the Company, beneficially owned 1,667 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.
         (b) As of October 27, 2000, Ms. Theis had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,667 shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

         STEVEN C. SMITH

         (a) As of October 27, 2000, Steven C. Smith, the Chief Financial Officer of the Company, beneficially owned 0 shares of Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Smith did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.


                               Page 8 of 11 Pages

         MICHAEL N. DELGADO

         (a) As of October 27, 2000, Michael N. Delgado, a director of the Company, beneficially owned 0 shares of Common Stock of Harmony.
         (b) As of October 27, 2000, Mr. Delgado did not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock of Harmony.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.










                               Page 9 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 3, 2000                      iNTELEFILM CORPORATION




                                               By: /s/ Jill J. Theis
                                                   ------------------------
                                                   Jill J. Theis
                                                   General Counsel and Secretary









                              Page 10 of 11 Pages

                                                                      SCHEDULE I

         The following table sets forth the name, business address, present principal occupation or employment, and, if other than iNTELEFILM Corporation, the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed in the following table is a citizen of the United States of America.

                                                          BUSINESS ADDRESS/
NAME                  PRINCIPAL OCCUPATION                ADDRESS OF
                                                          PRINCIPAL OCCUPATION
--------------------- ----------------------------------- ----------------------
Christopher T. Dahl   President, Chief Executive          5501 Excelsior
                      Officer and Chairman of the Board   Boulevard
                      of iNTELEFILM and Harmony           Minneapolis, MN 55416
--------------------- ----------------------------------- ----------------------
William E. Cameron    Consultant                          5501 Excelsior
                                                          Boulevard
                                                          Minneapolis, MN 55416
--------------------- ----------------------------------- ---------------------
Richard W. Perkins    President and Chief Executive       730 East Lake Street
                      Officerof Perkins Capital           Wayzata, MN 55391
                      Management
--------------------- ----------------------------------- ----------------------
Michael R. Wigley     President and Chief Executive       One Carlson Parkway
                      Officer of Great Plains             Suite 120
                      Companies, Inc.                     Plymouth, MN
                                                          55447-4453
--------------------- ----------------------------------- ----------------------
William H. Spell      Chief Executive Officer of          222 South Ninth Street
                      PW Eagle, Inc.                      Suite 2880
                                                          Minneapolis, MN 55402
--------------------- ----------------------------------- ----------------------
James G. Gilbertson   Chief Operating Officer of          5501 Excelsior
                      iNTELEFILMand Harmony,              Boulevard
                      President - Internet                Minneapolis, MN 55416
                      Division of iNTELEFILM
--------------------- ----------------------------------- ----------------------
Patrick Knisley       Executive Vice President and        5501 Excelsior
                      President - Production              Boulevard
                      Division of iNTELEFILM              Minneapolis, MN 55416
--------------------- ----------------------------------- ----------------------
Jill J. Theis         General Counsel and Secretary       5501 Excelsior
                      of iNTELEFILM and Harmony           Boulevard
                                                          Minneapolis, MN 55416
--------------------- ----------------------------------- ----------------------
Steven C. Smith       Chief Financial Officer of          5501 Excelsior
                      iNTELEFILM and Harmony              Boulevard
                                                          Minneapolis, MN 55416
--------------------- ----------------------------------- ----------------------
Michael N. Delgado    Vice President - Marketing of       5501 Excelsior
                      iNTELEFILM                          Boulevard
                                                          Minneapolis, MN 55416
--------------------- ----------------------------------- ----------------------


                              Page 11 of 11 Pages